SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of October, 2008

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

 (Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VCP is selected to be a part of ISE one more time

São Paulo, November 26th, 2008– Votorantim Celulose e Papel (BOVESPA: VCPA4, NYSE: VCP) is selected for the fourth time to be a member of ISE, the São Paulo Stock Exchange (BM&FBOVESPA) sustainability index created in 2005.

The ISE portfolio is composed by companies considered to be the most committed with sustainability and social responsibility. The selection comprises the evaluation of a questionnaire and evidences sent by companies with the most liquid shares traded at BMF&BOVESPA, and is conducted in partnership with the Centre for Sustainability Studies (GVCes) of Sao Paulo Business School at Getulio Vargas Foundation (FGV-EAESP). The assessment is based on the international concept of Triple Bottom Line, which means the balance between economic growth, social responsibility and environmental performance, evaluated in the questionnaire in four levels: Policies; Management; Performance; and Legal Compliance.

In its fourth revision, the ISE portfolio that will be in place between December 1st, 2008 and November 30th, 2009 is composed by 38 shares of 30 out of 394 companies that trade shares at BM&FBOVESPA, which represents a market cap of R$372 billion or 30.7% of BM&FBOVESPA’s total capitalization.

VCP celebrates this outcome and reassures its commitment to creating economic value along with respect towards the society and environment.

Paulo Prignolato

CFO and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: November 26, 2008	By:	/s/ Paulo Prignolato
Paulo Prignolato
Title Chief Financial Officer